Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

RESULTS OF

ANNUAL GENERAL MEETING

We wish to announce that the proposed resolutions as set out in our notice of annual general meeting dated May 28, 2028 were duly passed at our annual general meeting held on June 23, 2026.

By order of the Board
Autohome Inc. Mr. Chi Liu
Chairman of the Board, Director and Chief Executive Officer

Hong Kong, June 23, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Chi Liu, Mr. Haishan Liang, Ms. Cuimei Zhang, Mr. Shenglei Zhou, Mr. Xing Fang and Mr. Quan Long as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only